UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 20, 2019

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On December 20, 2019, the board of directors of 1st stREIT Office Inc. (the “Company”) declared a regular quarterly cash dividend of $0.25 per share of common stock of the Company (“Common Stock”) for the period from October 1, 2019 to December 31, 2019. The dividend will be payable on January 10, 2020 to stockholders of record as of the close of business on December 20, 2019. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price (and equates to 9.89% on an annualized basis calculated at the current rate, assuming last quarter’s $10.11 per share of Common Stock purchase price).

Establishment of Purchase Price

Beginning with January 1, 2020, the purchase price per share of Common Stock will be $10.10 per share, as the purchase price is required to be the greater of the then-current net asset value (“NAV”) per share of Common Stock or $10.00. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after March 31, 2020, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of September 30, 2019

The Company calculates its NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of September 30, 2019, NAV per share of Common Stock was $10.10. This NAV is effective until updated by the Company on March 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of September 30, 2019:

September 30, 2019 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	69,717,269
Total real estate, net, at fair value	76,947,916

Cash	2,530,541
Restricted cash	1,331,014
Rents and other receivables, net	2,480,340
Other assets, net	211,874
Total assets	$83,501,685

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$42,018,435
Unsecured note payable - affiliate, net	8,150,000
Accounts payable, accrued and other liabilities	1,900,355
Unearned tenant rents	140,001
Security and investor deposits	472,957
Due to affiliate	218,222
Total liabilities	52,899,970

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 460,033 shares issued and outstanding at September 30, 2019	4,600
Additional paid-in capital	4,470,569
Cumulative distributions and net gain	170,918
Noncontrolling interests	25,955,628
Total stockholders' equity	30,601,715
Total liabilities and stockholders' equity	$83,501,685
Net asset value per share on 460,033 shares issued and outstanding at September 30, 2019(2)	$10.10

(1)	Unaudited consolidated balance sheet data as of September 30, 2019.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of September 30, 2019. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Company’s manager, SW Manager, LLC (the “Manager”), on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Company’s manager, SW Manager, LLC (the “Manager”), is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended September 30, 2019, and the four prior quarters thereof.

Date	NAV Per Share
September 30, 2018	$9.95
December 31, 2018	$10.00
March 31, 2019	$10.11
June 30, 2019	$10.11
September 30, 2019	$10.10

Update to Risk Factor Regarding Data Breaches

We are updating our risk factor with regard to data breaches to include disclosure of a recent data breach affecting the Company:

Breaches of our data security could materially harm us, including our business, financial performance and reputation.

We collect and retain certain personal information provided by our actual and prospective investors during the subscription process, as well as our tenants and employees. Security measures we have implemented to protect the confidentiality of this information and periodically review and improve our security measures may not prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect us, including our business and financial performance.

Our Sponsor recently learned of suspicious activity within its e-mail system. As soon as this activity was discovered, the Sponsor took immediate steps to confirm that its computer system was secure and hired a computer forensics firm to conduct an independent investigation. Our Sponsor notified individuals whose personal information was contained within the affected e-mail account. Currently, we are not aware of the misuse of any information as a result of this incident.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated September 13, 2017, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Date: December 23, 2019